Husqvarna



RECEIVED
2006 JUL -6 P 2:34
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

Press release
Stockholm, 26 June 2006

Interim report April - June to be published July 18

Husqvarna's interim report for the period April – June 2006 will be released on July 18, 2006 instead of July 21 as previously stated.

More information about Husqvarna can be found at the Group's web site www.husqvarna.com

Husqvarna is the world's largest producer of chainsaws, lawn mowers and other portable petrol-powered garden equipment such as trimmers and blowers, as well as diamond tools for the construction and stone industries. Net sales in 2005 were SEK 28.8 billion and the average number of employees was 11,700.

Postal address	Office address	Telephone exchange	Fax	Reg. No.	Vat No.	Reg. office
Husqvarna AB (publ) SE-104 25 Stockholm Sweden	S:t Göransgatan 143	+46-36-14 65 00	+46- 8 739 64 50	556000-5331	SE556000533101	Jönköping Sweden